Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

26 November 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited - Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact the undersigned at +61 3 9868 2112.

Yours truly,

12/6

Michael Scott
General Manager Secretariat and Shareholder Relations

Enc.

TABCORP HOLDINGS LIMITED
ABN 66 063 780 709
("The Company")
ANNUAL GENERAL MEETING
26 NOVEMBER 2007

CHAIRMAN'S ADDRESS AND
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER'S ADDRESS

CHAIRMAN'S ADDRESS

This is the 13th Annual General Meeting (AGM) of the Company.

It is my pleasure to be holding this meeting in the newly renovated Star Theatre, which earlier this year was expanded to 1,100 seats and remodelled as one of Sydney's premier and most versatile theatres. Together with the Lyric Theatre, Star City now has two of the three largest theatres in New South Wales and is attracting great shows such as the Phantom of the Opera, the Rocky Horror Show and ABBA Mania. These theatres are part of a wide range of entertainment and hospitality products and services on offer at our casinos, which make our casinos exciting entertainment destinations for the 50,000 customers who visit our casinos every day.

Our four casinos in Sydney and Queensland, together with our other core wagering and gaming operations across the eastern states of Australia, make Tabcorp Australia's largest, most diversified gambling, entertainment and hospitality group, and one of the largest in the world.

As shareholders, you have the opportunity to experience and enjoy our hotels and casinos through special accommodation rates and discounts as part of Tabcorp's Shareholder Benefits Scheme. This year we expanded the offering for shareholders to include a nominated day at metropolitan thoroughbred races in the largest state capital cities around Australia.

2007 review

Shortly, Elmer will go into more detail about Tabcorp's performance and the outlook for the future, but I want to take some time now to discuss the last financial year, which was particularly challenging.

There is no doubt that last year was a difficult year. Higher than expected expenses turned modest revenue growth into a lower bottom line result. This result was unacceptable, and the board decided that change was needed.

Matthew Slatter, the Managing Director and Chief Executive Officer, left the Company earlier this year. During his 4½ years, Matthew oversaw the Company's most significant period of expansion, including the acquisitions of Jupiters' Queensland's casinos and the New South Wales Tab, which helped shape Tabcorp into Australia's premier gambling and entertainment company.

Following an extensive international search, I was pleased to confirm in July the appointment of Elmer Funke Kupper as Tabcorp's new Managing Director and Chief Executive Officer. The Board felt that Elmer had the experience and skills to take Tabcorp into its next phase of growth. During his eighteen months as a senior executive at Tabcorp, Elmer developed strong relationships with our industry partners and stakeholders, and proved himself as an ideal candidate to fulfil the Group's strategies and improve performance.

One of Elmer's first challenges as Managing Director and Chief Executive Officer was dealing with the equine influenza outbreak. This event has been devastating for some people in the racing industry, particularly in New South Wales and Queensland, which were most affected. Elmer and his team have been working closely with our racing industry partners to minimise any adverse impacts and support the industry's recovery. Elmer will discuss the impact that equine influenza has had on Tabcorp, but it is pleasing to note that the strength and diversification of Tabcorp's operations and our geographic spread provides some resilience to weather such events.

Increasing returns to shareholders

Despite the disappointing results of last year, Tabcorp continues to produce attractive long term returns for shareholders. Your Board is committed to building long term shareholder value, which since listing has produced a total shareholder return of 20.1% per annum [to 16 November 2007]. This compares favourably to the ASX 200 Accumulation Index, which grew by only 13.4% over the same period.

The Board is confident that the underlying performance of the Group will improve to earlier levels, and expressed this by declaring increased dividends totalling 94 cents per share fully franked, which was up 5.6% on the prior year. The Board aims to provide steadily increasing dividends to shareholders every year. Last year's record revenues and sustained strong cash flows provides added confidence in the outlook for the Company's shareholders.

Contributing to industry and community

Our industry stakeholders continue to benefit from Tabcorp's continued strong underlying performance. Last year, Tabcorp helped generate record income of $523 million for the New South Wales and Victorian racing industries.

Also, the Tabcorp Group contributed a record $86 million to state community benefit funds in New South Wales, Victoria and Queensland.

Investing for the future

Your Board is focussed on delivering sustainable long term results for all our stakeholders. We will continue to evolve our diverse portfolio of Australian gambling and entertainment assets over the coming years, with the aim of delivering stronger performances from our existing core businesses. To do this, we will prudently invest where returns can be maximised and long term value created. This is particularly relevant at our casinos, where we have embarked on an exciting re-investment program to realise the full potential at these properties.

For example, you may have seen today that parts of Star City are undergoing transformation. It's an exciting time at Star City:

- the high roller Endeavour Room is being upgraded and expanded;
- a new hotel is planned on an adjacent site to increase capacity;
- the main gaming floor and restaurant precinct will be remodelled to take full advantage of harbour views and optimise the available spaces; and
- the new tax and exclusivity arrangements which were recently finalised with the State Government gives us certainty to enable these investments to proceed.

These are part of our grand plans for making our world leading casino assets more attractive and enjoyable for our customers.

Our Victorian wagering, gaming and keno licences are also extremely important for our future. According to the Victorian Government, the competitive process for the award of these licences will commence some time next calendar year. Tabcorp is well prepared for this process, and has demonstrated its long term commitment to the success and leadership of the industry.

We have a strong track record of delivering our products and services in a responsible manner. We aim to minimise the potential harm that may arise from the gambling behaviour of some people, while maximising customer enjoyment. We have a comprehensive responsible gambling program and Code of Practice which is supported by dedicated responsible gambling managers in each operating division. Our commitment and leadership in this area is highlighted by the Dow Jones Sustainability Index recognising Tabcorp as the global leader in the gambling industry and a world leader in responsible gambling, with Tabcorp gaining a score of 100 per cent for the promotion of responsible gambling.

Board composition

Apart from the change in Managing Director and Chief Executive Officer, which I have already discussed, we have had a number of changes to the composition of the Board since the last AGM in Sydney, two years ago. These changes are part of an orderly program of Board renewal.

Ziggy Switkowski's appointment to the Board last year was in anticipation of the departures of Richard Warburton and Lawrence Willett who retired at the last AGM in Melbourne.

Today Phil Satre and I will retire.

Phil has been a great contributor in the boardroom over his seven years with Tabcorp. The Company has benefited from his extensive international experience as former Chairman and President of one of the world's largest casino companies, Harrah's Entertainment, Inc. He also brought continuity to the Tabcorp Board following the merger with Star City.

On behalf of the Board I would like to extend our thanks to him for his dedicated service to our Company and wish him well for the future.

In recognition of Phil's and my retirements, the Board announced that John O'Neill and Jane Hemstritch would be appointed as new Directors, subject to the receipt of all necessary regulatory approvals. John brings a wealth of sporting, entertainment and financial experience gained from working in the areas of international sport, mass entertainment and banking. Jane has extensive senior executive experience in information technology, communications, change management and accounting. She also has experience across the financial services, telecommunications, government, energy and manufacturing sectors.

Conclusion

Before handing over to Elmer, I would like to thank all our employees and industry stakeholders for their continuing hard work and dedication. Tabcorp has the necessary leadership capability and strong businesses for a successful future. It is well positioned to deliver the bigger better game for the benefit of all stakeholders.

Ladies and gentlemen, I would like to introduce our Managing Director and Chief Executive Officer, Mr Elmer Funke Kupper.

MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER'S ADDRESS

Thank you Michael, and good morning fellow shareholders.

Thank you for attending the Company's 13th Annual General Meeting. This is my first meeting as your Managing Director and Chief Executive Officer.

Group results

Tabcorp is the leading gambling entertainment company in Australia, with strong market positions in Casinos, Wagering and Gaming. It has achieved this position through a combination of organic growth and acquisitions.

In 2007, we did not translate our leading position into an acceptable profit performance. On a normalised basis, net profit after tax was down 3.8% to $515 million. In particular our expense performance was unacceptable. We simply cannot allow expenses to grow by 9.1% when revenue growth is only 3.2%.

Despite the profit decline, we again increased our dividends in 2007. We appreciate the importance of our dividend to many of our investors.

Over the last few months we have taken steps to improve our performance. We have brought expenses under control, and will deliver more acceptable expense growth in 2008. At the same time, we have simplified the organisation structure and put much greater focus on each of our businesses and the customers they serve.

Let me now briefly share the progress we have made in each of our divisions.

Divisional performance

Our **Casino division** is our largest division, accounting for 43% of Group earnings. The division was impacted by smoking bans in Queensland and higher expenses, resulting in a fall in earnings.

During the year, we successfully completed the refurbishment of Conrad Jupiters on the Gold Coast, and we are happy with the results we are seeing from this investment.

The Gold Coast refurbishment is part of a larger program to turn our casinos into more attractive entertainment destinations for our customers. Over the coming years we will upgrade our gaming facilities and our hotels in each of our properties.

The largest investment will be made in Star City. Last month, we announced that we have secured an extension of Star City's exclusivity rights for a further 12 years, and that we will be able to expand our gaming activities, subject to the normal regulatory approvals. This will give us new revenue growth opportunities.

In return, the New South Wales Government will receive an upfront payment of $100 million and higher taxes from gaming activities. This outcome is a win-win for the Government, our customers and our shareholders.

Over the next three years we will invest approximately $300 million in Star City. This investment includes a new hotel, a new restaurant precinct and an upgrade of the existing gaming floor. Our investment will make Star City one of the leading tourist and entertainment destinations in Sydney.

Our **Wagering division,** which accounts for 28% of Group earnings, had a difficult year in 2007. Revenues grew 4.4%, with strong performance in sportsbetting and in our Victorian wagering business. Last year's Spring Racing Carnival attracted record turnover.

However, our New South Wales wagering business is under-performing. This is driven by two factors. The first is our distribution performance. The TABs in New South Wales are old and have not seen investment for many years. We therefore announced a $50 million investment program over five years to upgrade the network. This program is now under way.

The second factor is the performance of the New South Wales racing industry, which is in urgent need of reform. The industry is held back by an outdated economic model, and outdated regulations that limit the financial contribution that Tabcorp can make to the Racing Industry.

We have suggested a number of reforms that will provide more revenues to racing, the Government and Tabcorp. These recommendations will make the Tote more attractive to customers and will ensure that we can compete effectively with corporate bookmakers from other states. Many of these bookmakers do not pay a contribution to the Racing Industry, which means they do not pay for the raw product they buy. As a result, millions of dollars of revenues are lost to the industry every single year. It is critical we deal with this to secure the future funding of the racing industry.

In the last few weeks, the New South Wales Government announced a review of the wagering market. Hopefully, this review will lead to our reform recommendations being implemented as soon as possible.

In the mean time, Tabcorp is putting much greater focus on its wagering customers. This focus is long overdue, and I can report that we are making some early progress. Over the last 12 months, we fixed many of our technology issues, launched a number of new products and eliminated credit card fees.

These are examples of Tabcorp making changes for the benefit of punters. Having said that, we have only just started and need to do more to excite our customers.

Tabcorp works in partnership with the Racing Industry. Together, we create the funding that allows the industry to invest and grow its business. The success of this partnership was best demonstrated last year, when we were able to make record distributions to the New South Wales and Victorian racing industries, totalling $225 million and $298 million respectively.

I know many of you will be interested in the latest developments concerning Equine Influenza and its impact on wagering and the Australian racing industry.

Since the outbreak, we have lost approximately $300 million of turnover compared to last year. By the time racing is back to normal – we hope early in 2008 – the loss in turnover will grow to approximately $550 million.

We are working closely with our industry partners and the Government to minimise the impact on revenues. We are very grateful for the support of our domestic and international racing partners, who have worked hard to support their colleagues in the thoroughbred and harness racing industry.

Our third division is our **Gaming division**. The division accounts for 29% of Group earnings and had a flat result in 2007. Revenues grew by 3.4%, and showed good momentum in the second half.

It was pleasing to record another year of market share growth. In June 2007, our share of the Victorian market was 51.3% and our Gaming division consistently leads the market with the best products and customer service.

During 2007, our Gaming business prepared for full indoor smoking bans being introduced in Victoria. Many gaming venues invested substantial sums to improve the customer offer, and with very positive results. So far this year, our Gaming division is recording positive revenue growth.

Victorian licence renewal

In the coming months, we expect that the Victorian Government will make a decision on the future industry structure for Wagering, Gaming and Keno.

In the case of Wagering and Gaming, Tabcorp has recommended that the Government retains the existing structure of an exclusive totalisator licence and two gaming operator licences.

This recommendation is based on the track record of the Victorian industry to deliver great outcomes for customers, industry partners and the Government.

Developments over the last 12 months have confirmed the strengths of the current model.

In Gaming, the industry continued to grow and showed that it was able to mitigate the impact of indoor smoking bans. Moreover, Victoria continues to perform well in the effective management of problem gambling.

As the leading operator, Tabcorp takes its responsible gambling responsibilities very seriously. We measure our performance against the best in the world through the Dow Jones Sustainability Index. We were proud to be named global leader in responsible gambling again in 2007.

In Wagering, Victoria is recognised as the most successful industry in Australia and one of the most successful industries in the world.

Tabcorp and the Victorian Racing Industry are now working together to expand internationally. In 2007, we completed a pooling agreement with New Zealand, which links the New Zealand wagering pool with the Supertab pool, which is located in Victoria. It gives punters a better product and the racing industry more income.

These developments are only possible if an industry is successful and large enough to make the necessary investments. Our joint venture in Victoria is both.

In short, we believe that Victoria has got the industry structure right in both Wagering and Gaming. All the evidence in the market place suggests this is true.

Priorities and trading update

Let me now move to our current priorities and performance.

We have set a number of very clear priorities for management. These priorities are designed to improve the performance of our domestic businesses over the next 18 months.

We have made reasonable progress against our priorities, particularly in expense management. This gives us confidence that we can start making investments in new revenue opportunities without creating material short term performance issues.

2008 will be another tough year for Tabcorp, with the introduction of full indoor smoking bans in New South Wales and Victoria and a further increase in the gaming machine levy in Victoria.

When we presented our full year results in August we said that our 2008 earnings would be in line with 2007, with the first half down on last year and the second half up. This would then carry momentum into 2009.

We gave our earnings guidance before the outbreak of Equine Influenza. Our current estimate is that Equine Influenza will reduce Group earnings before tax by approximately $30 million compared to last year.

The impact of Equine Influenza will be partially offset by the performance of our Gaming business, which is performing much better than expected following the introduction of smoking bans.

The net impact of these two factors on our Group earnings will become clearer as the year progresses, and we will provide a further update when we present our half year results in February 2008.

Our people

I would like to thank our 11,000 staff for their contribution during the 2007 financial year. Many have worked hard to deliver the best possible service to our customers in a tough environment. I look forward to building a better and stronger future with them over the coming years.

Let me finish by thanking you again for joining us. I wish you and your families a safe and enjoyable festive season, and I look forward to seeing you again next year at the AGM or in one of our great venues.

These addresses will be webcast live on Tabcorp's website at www.tabcorp.com.au from 10.00am and will be archived on the website for viewing later today.

END